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                               July 23, 2022

       Aneil Manhas
       Chief Executive Officer
       Bruush Oral Care Inc.
       30 Wellington Street West, 5th Floor
       Toronto, ON M5L 1E2
       Canada

                                                        Re: Bruush Oral Care
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed July 22, 2022
                                                            File No. 333-265969

       Dear Mr. Manhas:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       The Offering, page 5

   1. We note your disclosure that there are 3,615,116 shares of common stock outstanding prior to the offering.
Please provide footnote disclosure that explains the transactions that occurred subsequent to
your most recent balance sheet date that resulted in a decrease in the number of shares of
common stock outstanding.
   2. We note your disclosures on page F-22 regarding the shares of Class B common stock issued to the Senior
Secured Promissory Noteholders and the April Senior Secured
                                                        Promissory Noteholders.
Please include footnote disclosure for the number of shares of common stock
outstanding prior to and after this offering associated with these two
 Aneil Manhas
Bruush Oral Care Inc.
July 23, 2022
Page 2
         transactions, along with any warrants issued or to be issued. Also tell us your consideration for including these shares in your capitalization and dilution tables.
3. Please expand your footnote disclosures to include the number of shares of common stock underlying the various financial instruments that are outstanding or will be outstanding and are excluded from the number of shares of common stock outstanding prior to and after the Offering.
Capitalization, page 21

4. We note your disclosure that the warrants issued as part of your intended offering are classified as financial liabilities in the chart. However, we do not see where you have included the warrants in the chart. As part of your revised disclosure, please include a description of how you estimated the fair value of the warrants as a footnote to the chart.
         Refer to comment 2 in our letter dated July 13, 2022, and your response letter dated July
         15, 2022.
5. Please expand your disclosures for the pro forma presentation to describe the components of the common stock amount, to explain what the increase to the Reserve balance is from, and to explain why accumulated deficit increased.
Dilution, page 25

6. We note that you have reflected the historical net tangible book value per share amount as of October 31, 2021, as ($1.09) using the number of shares outstanding as of July 21,
         2022. Please revise your calculation of the per share amount to reflect the number of shares outstanding as of October 31, 2021 on a post reverse stock split basis.
7. Please provide us with your calculation of your net tangible book value on a pro forma adjusted basis. In this regard, it would appear that a portion of the net proceeds should be allocated to the warrants and reflected as a financial liability rather than within equity.
8. We note your disclosure regarding the decrease in the number of shares of Class B common stock as of July 21, 2022, as compared to the number of shares outstanding as of
         October 31, 2021. Please tell us why it is appropriate to reflect the decrease in number of shares of Class B common stock without reflecting the impact of this decrease to net tangible book value on a pro forma adjusted basis amount.
9. Please include a table comparing the public contribution under the proposed public offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions since inception. Include columns for
FirstName LastNameAneil Manhas
       the number and percent of shares purchased; amount and percent of total consideration;
Comapany    NameBruush
       and the            Oralper
                average price Care Inc.for existing shareholders versus new investors. Refer to share
July 23,Item 506
          2022   of Regulation
               Page 2           S-K.
FirstName LastName
 Aneil Manhas
FirstName
Bruush OralLastNameAneil Manhas
            Care Inc.
Comapany
July       NameBruush Oral Care Inc.
     23, 2022
July 23,
Page  3 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey Houser at 202-551-3736 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Christopher Edwards at 202-551-6761 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Lahdan S. Rahmati